Exhibit 99.1
Navios Maritime Holdings Inc. Announces Exchange Offer for its
$350.0 Million 8 1/8% Senior Notes Due 2019
PIRAEUS, GREECE — August 24, 2011 — Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) (NYSE: NM) announced today that the Company and Navios Maritime Finance II (US) Inc., its wholly owned finance subsidiary, commenced its offer to exchange up to U.S. $350.00 million of its outstanding 8 1/8% senior notes due 2019 (the “Outstanding Notes”) for a like principal amount of its 8 1/8% senior notes due 2019 (the “Exchange Notes” and, together with the Outstanding Notes, the “Notes”) which have been registered under the Securities Act of 1933, as amended. The exchange offer will expire at 5:00 p.m., New York City time, on September 22, 2011, unless extended by the Company.
The terms of the Exchange Notes to be issued in the exchange offer are substantially identical to those of the Outstanding Notes, except that the Exchange Notes will not have securities law transfer restrictions and are not entitled to certain registration rights relating to the Outstanding Notes and the Exchange Notes will not provide for the payment of additional interest under circumstances relating to the timing of the exchange offer. Wells Fargo Bank, National Association (“Wells Fargo”), the trustee under the indenture governing the Notes, is serving as the exchange agent in connection with the exchange offer. Persons with questions regarding the exchange offer should contact Wells Fargo at (800) 344-5128, Option 0. Requests for documents relating to the exchange offer should be directed to Wells Fargo.
This news release does not constitute an offer to sell or the solicitation of an offer to buy securities. The exchange offer is being made only pursuant to a prospectus and the related letter of transmittal and only to such persons and in such jurisdictions as is permitted under applicable law.
About Navios Maritime Holdings Inc.
Navios Maritime Holdings Inc. (NYSE: NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain.
For more information about Navios Holdings please visit our website: www.navios.com.
Forward Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels; competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Investor Relations Contact:
Navios Maritime Holdings Inc.
+1.212.906.8643
investors@navios.com